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SECUR 11022995 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-67284

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Placement Insurance Products, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 32nd Street South
(No. and Street)

Fargo (City) North Dakota (State) 58103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Schoen (203)829-5859
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG - 3 2011
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly A. Pack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Placement Insurance Products, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kim A. Pack

Signature

Co-Chief Compliance Officer

Title

Notary Public

PATRICK AMBERSON
Notary Public
State of North Dakota
My Commission Expires May 27, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE PLACEMENT
INSURANCE PRODUCTS, LLC

KIMBERLY A. PACK
CO-CHIEF COMPLIANCE OFFICER

DIRECT DIAL (701) 235-1183 EXT. 229
EMAIL KPACK@COLIAUDIT.COM

August 2, 2011

VIA FedEx Overnight

Ms. Colleen Diles
FINRA, District 2
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071-3126

Re: Private Placement Insurance Products, LLC
January 1, 2010 through December 31, 2010 Annual Audit

Dear Ms. Diles:

In response to your letter dated July 20, 2011, please find attached the following documents:

1) SIPC Supplemental Report for the year ending December 31, 2010
2) Support for $115,239 due from MBSA (Note 3)

With respect to the $115,239 due from MBSA, $39,389.43 was classified as an allowable asset as there was off-setting Commissions Payable accrued as of December 31, 2010. Payment of these commissions was contingent upon the firm's receipt of these commissions.

Should you have any questions, or if you require additional information please contact me at 701-235-1183 ext 229.

Very truly yours,

Kimberly A. Pack
Private Placement Insurance Products, LLC

cc: Securities and Exchange Commission DC
Securities and Exchange Commission LA
Herani Dansamo, Financial Industry Regulatory Authority MD

Private Placement Insurance Products, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REVIEW REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Directors of Private Placement Insurance Products, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Commission, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Private Placement Insurance Products, LLC for the year ended December 31, 2010. The procedure we performed is as follows:

> We compared the income reported on the audited Form X-17A-5 for the year ended December 31,2010, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Private Placement Insurance Products, LLC taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 1, 2011